As of February 3, 2012

BioZone Pharmaceuticals, Inc.

Attention:	Brian Keller
Roberto Prego-Novo
Elliot Maza

Re:	Dan Fisher Resignation from the Board

Gentlemen:

As noted and suggested in a letter I wrote to the Board dated January 28, 2012 (the “Fisher Response Letter”), I hereby submit my resignation as a director of BioZone Pharmaceuticals, Inc. (“BPI”).

I disagree with the disclosure in BPI’s 8-K filed with the SEC on February 3, 2012 in that I was removed from the Board. No such action took place during the call on January 30, 2012. Rather, the stated purpose of the January 30, 2012 meeting was to conduct a hearing on the issue of my termination for cause (the reasons for which I continue to disagree). I note that the Fisher Response Letter does specifically contemplate my resignation from the Board and the conditions triggering such resignation, which have now occurred.

Despite my efforts to resolve conflicts and produce meaningful dialogue in my roles both as an executive officer as well as a director of BPI, it has become apparent to me that the disclosure policies and practices of BPI are not conducive to my role as a public company director for BPI. Specifically, during my tenure as a director of BPI, I have found at least the following material deficiencies in the operations, procedures and general corporate governance policies adopted by BPI:

•	BPI has failed to disclose information required of publicly reporting companies and has also failed to disclose materially adverse changes to prior reported agreements.
•	BPI has consistently disregarded contractual obligations.
•
BPI has failed to maintain a system of control and procedures necessary to allow directors access to company information necessary to carry out the duties of such office, including financial information.

My experience at BPI is illustrative of what I believe to be a flawed and non-transparent process on key director issues such as providing timely and accurate information to the investing public and establishing an independent process necessary to evaluate potential conflicts of interest. As a result, decisions by management and the Board of BPI have often resulted in self-serving outcomes.

Biozone Pharmaceuticals, Inc.
Fisher Board Resignation Letter
February 3, 2012

I attach as Attachment A, a copy of an email memo I wrote on December 22, 2011 to the BPI Board where I request certain information and where I also request that certain additional agenda items be included for a planned Board call. The information was not provided and the Board meeting was adjourned without consideration of the additional agenda items.

I attach as Attachment B, a copy of the Fisher Response Letter (and referenced exhibits) to illustrate some of the operational and governance deficiencies noted in this letter. The Fisher Response letter also provides the basis for my resignation from the Board of BPI.

Sincerely,

/s/ Dan Fisher

Dan Fisher